Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ NYSE Amex Ticker Symbol: AZK U.S. Registration: (File #001-31893)

THIRD QUARTER REPORT

SEPTEMBER 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2010, which have been prepared on the basis of available information up to November 1, 2010.  Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.

The third quarter of 2010 was highlighted by the following:

§	Cash flow from operations of $7.1 million.
§	Gold production of 29,905 ounces.
§	Net earnings of $2.4 million, or $0.02 per share.
§	Total cash costs of US$604 per ounce(1) and operating margins of US$515 per ounce.
§	$131 million in cash; working capital of $131.5 million, and no debt.
§	Final delivery of remaining gold call options.
§	Additional metallurgical tests initiated at Joanna – feasibility study targeted for mid-2011.
§	High grade mineralization discovered in 123 Zone at Casa Berardi.
§	Initial drill results at Fayolle confirm geological model.

From the President and Chief Executive Officer, David Hall

“Although the third quarter operational results at Casa Berardi were below expectations, we are confident that the operational issues experienced will be resolved.”  said David Hall, President and Chief Executive Officer. “Furthermore, as we move from a lower grade mining sequence to one that is more reflective of overall average underground reserve grades, we expect improved operational performance going forward”, he added. “The Company is now totally un-hedged and poised to participate fully in the prevailing bull market for gold. In addition, Aurizon’s strategic assembly of properties, at various stages of development, has further complemented Aurizon’s asset base and should provide a strong pipeline of projects for future growth.”

FINANCIAL RESULTS

Third Quarter 2010

Net earnings of $2.4 million, or $0.02 per share, were achieved in the third quarter of 2010 compared to net earnings of $8.2 million, or $0.05 per share, for the same quarter of 2009.  Third quarter results were impacted by operational challenges at Casa Berardi together with the anticipated sequencing of lower than average ore grades.

1 See “Non-GAAP measures on page 9.

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Operating profit margins decreased to US$515(2) per ounce compared to US$537 per ounce in the same quarter of 2009, primarily due to lower ore grades and a stronger Canadian dollar, partially offset by higher realized gold prices.  In addition, a significant increase in exploration activities at Aurizon’s newly optioned properties, together with continued exploration and feasibility work at Joanna, resulted in $5.5 million of exploration expenditures being charged to earnings in the third quarter of 2010, compared to $0.7 million in the same quarter of 2009.

After removing the positive impact of non-cash unrealized derivative gains of $2.9 million, on an after tax basis, the adjusted net loss was $0.5 million, or ($ nil) per share, compared to adjusted net earnings of $7.7 million, or $0.05 per share, in the same quarter of 2009.  In the third quarter of 2009, earnings were positively impacted by non-cash unrealized derivative gains of $0.5 million, on an after tax basis.

Revenue for the quarter from Casa Berardi operations declined to $39.9 million from the sale of 30,755 ounces of gold, compared to $45.5 million from the sale of 43,650 ounces of gold in the same quarter of 2009.  Net of realized derivative losses, revenues were $35.9 million compared to $44.2 million in the same quarter of 2009.  After adjusting for the impact of net derivative losses, the average realized gold price was US$1,119 per ounce, and the average Cad/US exchange rate was 1.04, compared to realized prices of US$929 per ounce and an average exchange rate of 1.10 in the same quarter of 2009.

As at September 30, 2010, the Company has no gold hedges.  Effective October 1, 2010, 100% of the Company’s gold production will be sold at prevailing spot prices, allowing the Company to benefit fully from prevailing strong gold prices.  During the third quarter of 2010, 60% of the gold sales were delivered against gold call options at an average price of US$915 per ounce, 25% lower than the average London fixing of US$1,227 per ounce.  In the same quarter of 2009, 46% of the gold sales were delivered against gold call options at an average price of US$886 per ounce.  Partially offsetting this opportunity cost, the Company exercised 5,358 ounces of gold call options at US$863 per ounce that were purchased in 2009 and then sold the gold at an average price of US$1,229 per ounce during the third quarter 2010.  The Company did not have any purchased call options maturing in 2009.

Operating costs in the third quarter of 2010 totalled $19.5 million, 2.5% higher than the same period last year, primarily as a result of increased repairs and maintenance and higher material handling costs, which combined with the anticipated lower ore grades, resulted in total cash costs per ounce of gold sold of US$604(2) compared to US$392 per ounce in the same period of 2009.

Depletion, depreciation and accretion charges (“DD&A”) decreased to $8.1 million in the third quarter of 2010 compared to $10.1 million in the same period of 2009 as a result of lower gold sales in the current reporting period.  On a unit basis, DD&A amortization was US$254 per ounce, up from US$212 per ounce in the same period of 2009 due to the impact of prior and current year capital expenditures.

Administrative and general costs in the third quarter of 2010 rose to $2.9 million from $2.3 million in the same period of 2009, as a result of increased staffing in both the corporate office in Vancouver and the operations office in Val d’Or.  Included in these costs are stock based compensation charges totalling $0.8 million in the third quarter of 2010 compared to $0.5 million in the same period last year.

A significant increase in exploration activities resulted in $5.5 million of exploration expenditures (net of $1.7 million of tax credits) being charged to earnings in the third quarter of 2010 compared to $0.7 million in the same quarter of 2009.  The main focus in the third quarter of 2010 was the ongoing feasibility study and continued exploration at Joanna where $3.6 million was incurred.  Other active exploration programs included Rex South ($1.6 million); Kipawa ($0.6 million); Fayolle ($0.4 million); and Marban ($0.4 million).

Income and resource taxes totalled $2.4 million in the third quarter of 2010; of which $1.4 million are current federal income taxes; $0.7 million are Quebec resource taxes; and $0.3 million are future income taxes.  No cash outlay is required for the current federal tax expense as the Company has $7.8 million of non-refundable tax credits to shelter any taxes owing.  The future income taxes are a result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

2 See “Non-GAAP measures on page 9.

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Cash flow from operating activities in the third quarter of 2010 was $7.1 million compared to cash flow of $17.6 million in the same period of 2009.  The decrease in cash flow is primarily related to lower gold production and sales, as well as increased exploration and feasibility related activities.

Investing activities totalled $6.7 million in the third quarter of 2010, of which $4.2 million was on sustaining capital and development at Casa Berardi, and $2.3 million was on exploration activity at Casa Berardi.

Included in financing activities are proceeds from the exercise of incentive stock options and repayment of government assistance during the third quarter of 2010 which resulted in a net cash inflow of $6.2 million.  In the same period of 2009, the repayment of project debt totalling $21.0 million, less cash inflows of $0.4 million from the exercise of incentive stock options, resulted in a net cash outflow of $20.6 million.

Nine Months 2010

Net earnings for the nine months ended September 30, 2010, were $9.9 million, or $0.06 per share, compared to $26.8 million or $0.17 per share in the same period of 2009.  Operating results were adversely impacted by the planned sequencing of lower than average ore grades, operational challenges in the third quarter, and a strong Canadian dollar.  In addition, the significant increase in exploration and feasibility related activities, together with higher non-cash stock based compensation charges negatively impacted results.  After removing the positive impact of non-cash unrealized derivative gains, on an after tax basis, of $6.1 million and $10.1 million in the first nine months of 2010 and 2009 respectively, earnings were $3.8 million, or $0.02 per share, compared to adjusted earnings in the same period of 2009 of $16.8 million or $0.11 per share.

Cash flows from operating activities in the first nine months of 2010 totalled $32.8 million, compared to cash flows of $59.8 million for the same period of 2009. Cash flow was adversely impacted by lower earnings and movements in non-cash working capital items compared to the same period of 2009. The operating profit margin for the nine month period increased to US$525(3) per ounce, compared to US$521 per ounce in the same period of 2009 due to higher gold prices partially offset by higher operating costs.

Investing activities in the first nine months of 2010 totalled $22.6 million, of which $21.8 million was incurred on sustaining capital and exploration expenditures at Casa Berardi and $0.8 million was incurred for property acquisition costs and related  marketable securities.  In the same period of 2009, investing activities totalled $7.1 million, which comprise $29.0 million incurred on capital and exploration expenditures; $2.6 for the purchase of the gold call options that expire in 2010; offset by cash inflows generated from the release of the restricted cash balances totalling $21.2 million; and $3.3 million from refundable tax credits.

Financing activities during the first nine months of 2010 resulted in a net cash inflow of $7.7 million as a result of incentive stock option exercises, reduced by the repayment of government assistance of $0.6 million.  In the same period of 2009, financing activities resulted in a net cash inflow of $20.9 million as a result of a $47.3 million equity financing and $3.4 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and a $0.6 million repayment of government assistance.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2010, cash and cash equivalents increased to $130.9 million, compared to $113.1 million as at December 31, 2009.  Working capital at the end of the current reporting period increased to $131.5 million, compared to $101.7 million at the end of 2009.  The increase in cash and cash equivalents was primarily attributable to cash flows generated from Casa Berardi’s mining operations.

Aurizon continued to have no debt as at September 30, 2010.

3 See “Non-GAAP measures on page 9.

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CASA BERARDI

Casa Berardi produced 29,905 ounces of gold in the third quarter of 2010, and 30,755 ounces of gold were sold at an average price US$1,119 per ounce.

Since commencing operations at Casa Berardi in November 2006, Aurizon has produced 598,911 ounces of gold.

Operations

-	YTD 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Operating results
Tonnes milled	531,048	169,913	182,487	178,648	172,343	178,420
Grade – grams/tonne	6.73	6.15	7.20	6.79	7.16	8.14
Mill recoveries - %	90.2%	89.07%	91.2%	90.2%	91.9%	94.2%
Gold production – ounces	103,620	29,905	38,527	35,188	36,459	43,962
Gold sold – ounces	105,142	30,755	39,964	34,423	36,183	43,650
Per ounce data – US$(4)
Average realized gold price (i)	$1,069	$1,119	$1,082	$1,010	$946	$929
Total cash costs (ii)	$544	$604	$504	$538	$459	$392
Amortization (iii)	240	254	240	228	224	212
Total production costs (iv)	$784	$858	$744	$766	$683	$604
Bank of Canada exchange rate – Cad/US dollar	1.036	1.039	1.028	1.041	1.056	1.097
Table footnotes(4):
(i)	Realized gold prices net of realized derivative gains or losses divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation, amortization and accretion expenses.
(iv)	Total cash costs plus depreciation, amortization and accretion expenses.

Gold production for the third quarter of 2010 totalled 29,905 ounces from the processing of 169,913 tonnes at an average grade of 6.15 grams of gold per tonne.  Mill recoveries declined by 2% over the second quarter of 2010 to 89% as a result of lower ore grades.  This compares to ore grades of 8.1 grams of gold per tonne and recoveries of 94.2% in the same quarter of 2009.

Challenging ground conditions in a localized area of Zone 113 resulted in changes to the mining sequencing, which adversely impacted expected ore grades.  Additionally, as a result of the reduced availability of underground mining equipment due to mechanical issues, daily ore throughput decreased to 1,847 tonnes per day in the third quarter of 2010, compared to 2,005 tonnes per day in the second quarter of 2010 and 1,939 tonnes per day in the third quarter of 2009.  An independent study of maintenance practices and an evaluation of equipment replacement has been initiated to address this issue.  Additional mining equipment was acquired in October 2010 to improve productivity.

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The anticipated sequencing of lower grade ore in 2010, together with lower mill recoveries and a strong Canadian dollar, resulted in total cash costs of US$604 per ounce in the third quarter of 2010, compared to US$392 in the same quarter of 2009.  The higher total cash costs per ounce were primarily due to lower ore grades, as well as higher unit mining costs, and a strengthening Canadian dollar.  Unit operating costs(4) on a Canadian dollar per tonne basis were $112 per tonne during the third quarter of 2010, compared to costs of $103 per tonne in the same quarter of 2009.

Modifications to the stope design of the Lower Inter Zone in late 2009 have resulted in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of 2010 production will come from this Zone.  Higher ore grades are anticipated in 2011 as more areas containing underground reserve grade material that average approximately 8 grams per tonne are included in the mine plan, which is expected to result in higher gold production and lower total cash costs per ounce.

Casa Berardi Exploration

In the third quarter of 2010, two surface drill rigs and seven underground drill rigs were active at Casa Berardi.  The exploration focus during the third quarter was on the upper and depth extensions of the 123 Zone, located approximately 1.0 kilometre east of the West Mine shaft, with the objective of extending the known mineralization.  As at December 31, 2009, the 123 Zone contained inferred mineral resources of 714,000 tonnes at a grade of 9.4 grams of gold per tonne, or 216,000 ounces.  Gold mineralization in the 123 Zone occurs in quartz veins, cherty units and massive sulphide structures located between the South 123 Zone Break to the east and the South Break to the west in a volcanic bearing environment.  This corridor extends for more than 1.0 kilometre vertically, containing distinct stacked lenses.  The thickness of the individual lenses within the corridor is in the range of 3 to 35 metres.

Recent drilling from the exploration drift on the 810 metre level indicate that there is a high grade core within the 123 Zone, extending over a strike distance in the order of 200 metres vertically by 50 metres horizontally and having an approximate thickness of 25 metres.  The best results were 42.1 grams of gold per tonne over 21.5 metres; 10.0 grams of gold per tonne over 35.1 metres; and 9.1 grams of gold per tonne over 27.3 metres.  The deepest hole to date in the 123 Zone is at 1,100 metres which intersected two structures: 5.5 grams of gold per tonne over 10 metres (true thickness) and 20.7 grams of gold per tonne over 0.7 metres (true thickness).

OTHER PROPERTIES

Joanna Gold Development Property

During the third quarter of 2010, feasibility study work continued with larger scale metallurgical test work on the Albion process, which we expected to be used to treat the Hosco ore at Joanna.  The test work completed to date indicates that the estimated overall gold recoveries, utilizing the Albion process, would be 85.1%, compared to 86.8% estimated in the pre-feasibility study, with increased consumption of cyanide, oxygen and acid.  These factors would have an adverse impact on operating costs.

For these reasons, while the Albion process is an acceptable choice for the Joanna project, the Company has decided to evaluate three alternative recovery processes, including the use of an autoclave, whilst continuing to review potential improvements to the Albion process.  As a result of the additional metallurgical test work, completion of the Feasibility Study has been delayed until mid 2011.

Other aspects of the Feasibility Study are proceeding according to plan. Pit optimization modelling is progressing well and feasibility level engineering of the grinding, gravity, and floatation circuits is essentially complete.  Geotechnical and hydrological studies have been received.  The environmental impact study is well underway without any major issues being identified.

Drilling continues to test the potential of the Joanna project, particularly the area between the Hosco and satellite pits identified in the Pre-Feasibility Study.

4 See “Non-GAAP measures on page 9.

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Kipawa Gold Property

A 6,550 metre drill program, comprising 25 drill holes, has recently been completed to test gold targets identified from prior field activities.  Drill results from this program are presently being compiled and results are expected shortly.

Fayolle Property

During the third quarter of 2010, 4,648 metres of drilling was completed as part of a 15,000 metre program aimed to test a new geological model on the Fayolle gold deposit and to explore the entire deformation corridor transecting the property along a strike length of more than 2 kilometres, for which costs totalling $0.4 million were incurred during the third quarter.  As at the end of the third quarter 2010, fourteen drill holes have been completed on a 50 metre drill spacing to test the continuity and grade of the mineralized zones.  Drill results and associated geological interpretations were received for the first four holes, the best result returning 112.50 grams per tonne of gold over 6.0 metres.  These initial holes appear to confirm the new model with improved continuity between mineralized zones.  The current exploration program includes two drill rigs concentrating on two targets: down dip extensions of the known Fayolle deposit resource outline, and generating and testing other targets using already defined geological controls.

Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Rex South Property

At Rex South, $1.6 million was incurred in the third quarter 2010 on an exploration program comprising: 5,410 line-kilometres of airborne magnetic and spectrometric geophysical surveys, a lake bottom sediment geochemical survey comprising 765 samples, and surface prospecting which included the collection of 1,160 rock grab samples.

Aurizon may earn up to a 65% interest in the Rex South Property comprising 1,274 claims covering a surface area of 555 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained by grab samples.

Marban Block Property

During the third quarter of 2010, Aurizon initiated a $5.8 million exploration program comprising 50,000 metres of drilling to test the lateral and depth extensions of the existing mineral resources, of which $0.4 million was spent in the third quarter.  Two drill rigs are active on the property and a third rig may be added later in the program.

Aurizon may earn up to a 65% interest in forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 500 metre wide favourable gold bearing shear zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.  The first phase of Aurizon’s involvement on the project will focus on additional drilling to extend resources potentially mineable by open pit.

Duverny Property

At Duverny, an initial $0.5 million exploration program comprising an airborne magnetic survey and surface prospecting commenced, of which $0.15 million was incurred during the third quarter.

Aurizon may earn a 100% interest in 14 mineral claims covering 2,700 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  An additional 87 claims surrounding the property have been staked, subject to acceptance by Provincial authorities.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

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Opinaca-Wildcat Properties

Consistent with Aurizon’s strategy of assembling a portfolio of exploration properties at various stages of development to provide a strong pipeline for future growth, agreements have been entered into that allow Aurizon to earn up to a 60% interest in the Opinaca Property, comprising 649 mineral claims covering 338 square kilometres, and up to a 65% interest in the Wildcat Property, comprising 411 mineral claims covering 214 square kilometres.  Both properties are situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp’s Eleonore project.

OUTLOOK

With cash balances of $131 million and no debt as at September 30, 2010, Aurizon intends to utilize its strong operating cash flows and balance sheet to continue upgrading its mineral resources to mineral reserves at both Casa Berardi and Joanna and to aggressively explore its new portfolio of exploration properties in Quebec.

The fundamentals for gold remain very strong as the US adopts further quantitative easing measures to combat uncertainties regarding the sustainability of their economic recovery. These measures will likely allow US real interest rates to remain low, which is supportive of gold prices.  Continued sovereign debt issues in Europe remain and against this backdrop of uncertainty, central bank and investment buying of gold bullion appears to be strong.  Looking at the currency risks, the Canadian dollar is strengthening closer to parity against the US dollar as strong commodity prices and Canada’s sound fiscal and economic fundamentals attract foreign capital flows.  However, further strengthening of the Canadian dollar should be more than compensated by higher gold prices that reflect a weaker US dollar.

As previously announced, based upon results for the first nine months and the revised mine plan for the balance of 2010, Casa Berardi production guidance has been lowered to 140,000 – 145,000 ounces, compared to previous guidance of 145,000 – 155,000 ounces of gold.  Total cash costs for the full year are now estimated at approximately US$535 per ounce, assuming a Canadian dollar exchange rate of 1.01 against the US dollar for the balance of the year, compared to previous guidance of US$500 per ounce at an exchange rate of 1.03.

Beginning in 2011 through 2013, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US$450 per ounce, as the mine plan includes more areas containing material with the average underground reserve grade of approximately 8 grams of gold per tonne.  It is anticipated that future mine plans will incorporate the results of the extensive drill programs currently in progress.

On-site mining, milling and administrative costs are expected to average $110 per tonne in the fourth quarter of 2010.  Fourth quarter average daily mine production is estimated at 2,050 tonnes per day at an average grade of 7.0 grams per tonne.

Sustaining capital expenditures at Casa Berardi for the fourth quarter of 2010 are estimated to be $10.5 million and will include development of the upper and lower portions of Zone 113, as well as development to access Zones 115 and 118.  Also included in this amount are underground infrastructure additions, equipment replacement, and tailings pond construction.  As previously reported, $2.3 million of the $10.5 million will be invested in the fourth quarter 2010 commencing a ramp from the 810 metre level down to approximately the 1,000 metre level which will provide drill bases to test the depth extensions of both the 123 and 118 Zones as well as commence mine development of these zones. A further $2.8 million will be invested on exploration in the fourth quarter of 2010.

In addition, the Board of Directors approved the deepening of the West Mine production shaft a further 320 metres to provide access to the lower portion of the 118 and 123 Zones.  The shaft, currently at a depth of 760 metres, will be extended to approximately 1,080 metres below surface.  This will provide a drift access at the 1,010 metre level from these zones to the shaft.  The estimated cost of the shaft deepening, drift access to 118 and 123 zones, and related infrastructure is approximately $32 million and is expected to start in early 2011 and be completed at the end of the third quarter of 2012.

At Casa Berardi, an updated resource estimate for the Principal Area was completed in October that resulted in a 94% increase of the in-pit measured and indicated gold resources to 5,435,000 tonnes at an average grade of 4.02 grams per tonne, or 690,000 ounces of gold.  Outside of the open pit contour, there are further measured and indicated resources totalling 719,000 tonnes at an average grade of 6.99 grams per tonne, or 162,000 ounces of gold.  The updated resource block model for the Principal Area is being used in the prefeasibility study of an open pit mining operation, by BBA inc., Montreal, Quebec, which is expected by the end of the year.  Additional surface drilling will be conducted during the winter to verify the extensions of the mineralized lenses in the Principal Area, which are open in all directions.

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Elsewhere at Casa Berardi, underground drilling will continue with two rigs from the 810 metre exploration drift to define the down dip extensions of both the 118 and 123 Zones.  The 123 Zone remains open to depth and along strike to the east; however, step out drilling is limited due to the orientation of the mineralization relative to the drill bases at the 810 metre exploration drift.  The two drill rigs will primarily perform infill drilling of the 123 Zone in order to upgrade the resources identified in the campaign.  An updated mineral resource estimate is expected to be completed by year-end.

The 600 metre extension of the 550 metre level exploration track drift was completed in October 2010 and now provides a drilling platform to verify the continuity between the Principal Area and the 118, 120 and 123 Zones.  Another drill will continue to be active on the 810 metre level exploration drift delineating the 113(deep) and 113(S4) Zones.  Surface exploration drilling programs at both the East and West Mine are continuing to evaluate the extension of existing zones and to test new interpolated targets.

At Joanna, an additional $5.1 million exploration program comprising 44,000 metres of drilling utilising two to four drill rigs, was initiated in July 2010, of which approximately $4.0 million will be incurred in the fourth quarter 2010.  These rigs will perform exploration and infill drilling on surface targets covering various extensions of the Hosco deposit, the Alexandria property and the Heva deposit.  Approximately $2.0 million will be incurred in the fourth quarter to conduct additional metallurgical test work and various other studies currently in progress related to the feasibility study, which is anticipated to be completed in mid 2011.

At Marban, approximately $1.4 million will be incurred in the fourth quarter as part of the 50,000 metre drill program to test the lateral and depth extensions of the existing mineral resources.  Two drill rigs are active on the property and a third rig may be added later in the program.

At Fayolle, approximately $1.2 million will be incurred in the fourth quarter as part of the 14,000 metre drill program to test two targets: the down dip extensions of the known Fayolle deposit resource outline, and other targets using already defined geological controls.

At Rex South, minimal costs will be incurred in the fourth quarter as the field work was substantially completed at the end of September 2010.  Results from the summer program are expected in the fourth quarter.

At Duverny, approximately $0.1 million is expected to be incurred in the fourth quarter as part of a $0.5 million exploration program comprising an airborne magnetic survey and surface prospecting.

Aurizon continues to evaluate various opportunities, particularly in Quebec, where it can utilize its technical expertise and financial resources to create value, as it has done previously at both Casa Berardi and Joanna. The objective is to continue to assemble a portfolio of properties at various stages of development to complement Aurizon’s current production and development base and to provide a strong pipeline of projects for future growth.

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2009, its news releases dated March 1, 2010 and July 5, 2010and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing that by the gold ounces sold.

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Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

Calculation of Adjusted Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed in the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	3rd Quarter 2010	3rd Quarter 2009	Nine Months 2010	Nine Months 2009

(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$2,431	$8,211	$9,927	$26,844
Deduct the after-tax effect of:
Unrealized derivative gains	(2,933)	(560)	(6,109)	(10,065)
Adjusted net (loss) earnings	($502)	$7,651	$3,818	$16,779
Adjusted net (loss) earnings per share	($0.00)	$0.05	$0.02	$0.11

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the third quarter of 2010, the average realized gold price was US$1,119 less total cash costs of US$604, net of derivative losses, for an operating profit margin of US$515, compared to an average realized gold price of US$929 less total cash costs of US$392 for an operating profit margin of US$537 in the same quarter of 2009.  For the first nine months of 2010, the average realized gold price was US$1,069 less total cash costs of US$544 for an operating profit margin of US$525, compared to an average realized gold price of US$906 less total cash costs of US$385 for an operating profit margin of US$521 in the same half of 2009.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 10 -

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company is well advanced in the process of converting its basis of accounting from Canadian GAAP to IFRS for the changeover date of January 1st 2011. The IFRS project is on schedule, and the first IFRS compliant statements will be released for the quarter ended March 31, 2011.

The Company established an IFRS project team in 2009 that reports regularly to Management, the Audit Committee, and Board of Directors to ensure a smooth and successful transition to IFRS. The Audit Committee is overseeing the IFRS project, and holds Management accountable for a successful transition.

The Company identified four phases to the IFRS transition project which is discussed in detail in the latest annual report (2009) available on the Company’s website at www.aurizon.com.

Current status of the IFRS transition project is as follows:

PHASE	DESCRIPTION	STATUS
Phase 1	Preliminary diagnostic and project plan development	Complete
Phase 2	Detailed analysis of key IFRS conversion elements	Complete*
Phase 3	Implementation	In progress
Phase 4	Post implementation review	To commence in 2011**

* Key IFRS conversion elements as identified at September 30, 2010. The IFRS project team monitors corporate development activities and if there is any resulting change from the current reporting date to changeover date, the IFRS project team will update key IFRS conversion elements as required.

** Post implementation review will involve a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies.

Timing

The Audit Committee and Management are satisfied the IFRS conversion project is on schedule and the table below summarizes the estimated timing of significant activities related to the Company’s transition to IFRS:

ACTIVITY	-	ESTIMATED TIMING
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives (excluding tax IFRS adjustments)	-	Completed as at June 30, 2010.
Assessment of first-time adoption (IFRS 1) requirements and alternatives (excluding tax IFRS adjustments)	-	Completed as at June 30, 2010
Assessment of first-time adoption (IFRS 1) tax adjustment requirements and alternatives	-	Completed as at October 15, 2010
Impact assessment of the IFRS transition on internal controls, SOX and contractual arrangements	-	December 31, 2010
Management and employee education and training	-	Ongoing - throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	-	Ongoing - throughout the transition process

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 11 -

Discussion of the Key Elements of the IFRS Changeover Plan

Impact of IFRS on accounting policy choices – As at September 30, 2010, no material change to our current accounting policy choices under Canadian GAAP is expected for reporting under IFRS in our first interim financial statements to be issued on March 31, 2011. IFRS requires more detailed disclosures for accounting policy choices, and the first interim financial statements under IFRS will reflect this.

Internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) – As at September 30, 2010 no significant changes in ICFR and DC&P are expected for the Company’s transition to IFRS. The IFRS project team will continue to monitor these controls quarterly and update any changes should they arise.

Financial reporting expertise – The Company has established a dedicated IFRS project team that is based in the Vancouver head office. All members of the project team have all been trained on IFRS, and attend regular update sessions. The IFRS project team is in regular contact with operations staff involved with IFRS. On-site training for all operations staff involved in the IFRS transition was held during the third quarter of this year. The Audit Committee and Board of Directors are updated regularly by the IFRS project team.

Business activities – As at September 30, 2010, the IFRS transition project has not given rise to any significant impact on current business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT systems – As at September 30, 2010, the IFRS project team is recommending to Management that no significant IT changes are required for the transition to IFRS. The accounting software will be updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately.

Quarterly updates –The Company will continue to update the IFRS transition progress on a quarterly basis and is committed to ensuring that the key stakeholders and shareholders are informed about the anticipated effects of the IFRS transition.

Detailed analysis of key IFRS conversion topics

Income taxes

Due to the complex nature of the impact of IFRS on income taxes, the Company retained tax specialists during the third quarter of 2010 to ensure compliance with IFRS. The following adjustments have been identified as having a material impact upon transition to IFRS as at January 1st 2010:

1.

Deferred tax – The IFRS transition adjustment relating to asset retirement obligations (ARO) resulted in a revised accounting base for the long lived asset and provision liability. Deferred tax recalculated on these revised tax bases resulted in a $2.2 million decrease in both deficit and deferred tax non-current liabilities.

2.

Flow-through shares – Flow-through shares are a unique Canadian income tax incentive which are subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. The Company has adopted the following approach which will be revised if specific guidance is released by the regulatory bodies before the date of first reporting under IFRS. Upon transition, the Company will account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital. The Company has calculated an adjustment of $3.1 million upon transition to IFRS, to be reflected as increases in both share capital and deficit.

3.

Deferred tax on share issuance costs – Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an adjustment of $3.4 million which will result in increases to share capital and deficit for the value of the tax benefit previously recorded to equity under Canadian GAAP.

The net impact of the above mentioned transition adjustments is an increase in shareholders’ equity as at January 1st, 2010 of $2.2 million.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 12 -

Quantitative disclosures

The opening balance sheet for transition to IFRS as at January 1, 2010 is substantially complete as at November 1st , 2010. To date, the Company has identified the following estimates of the quantitative adjustments to Shareholders’ Equity for the transition date of January 1, 2010:

IFRS Transition Adjustment	Estimated Impact on Shareholders’ Equity January 1, 2010
Asset retirement obligation	Reduction of $6.1 million
Share based payments	Nil effect ***
Property, plant and equipment	No adjustment
Tax	Net Increase of $2.2 million
Total IFRS Transition Adjustment	Reduction of $3.9 million

*** The IFRS adjustment calculated for share based payments results in an increase to both the reserves accounts and deficit, with the net effect to total shareholder’s equity as nil.

The adjustments identified above reflect the Company’s best estimate given all information available as at the reporting date. The IFRS project team is consistently monitoring any new announcements from the standard setters and regulatory authorities, and will report to management immediately if there any pronouncements that would result in a change to the above transition adjustment quantified for shareholders’ equity as at January1, 2010.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the period ended September 30, 2010 from those described in the 2009 annual financial statements and 2009 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 13 -

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

SUMMARY OF QUARTERLY RESULTS

(in thousands of Canadian dollars, except per share amounts)
(Unaudited)	3rd Quarter 2010	2nd Quarter 2010	1st Quarter 2010	4th Quarter 2009	3rd Quarter 2009	2nd Quarter 2009	1st Quarter 2009	4th Quarter 2008
Revenue	$39,882	$50,471	$39,831	$41,975	$45,549	$45,168	$42,868	$37,517
Operating costs	19,470	20,836	19,424	17,738	18,989	19,085	17,667	16,590
Administrative and general costs	2,905	3,325	5,288	3,185	2,250	2,622	2,794	3,182
Exploration costs	5,471	3,207	2,177	1,070	729	738	1,232	3,116
Derivative (gains) losses	(158)	4,317	158	5,084	667	(12,931)	2,234	5,794
Net Earnings (Loss)	2,431	5,280	2,216	9,862	8,211	13,585	5,048	(4,054)
Earnings (Loss) per share – basic and diluted	0.02	0.03	0.01	0.07	0.05	0.08	0.03	(0.03)

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs.  The average realized Canadian dollar gold price in the third quarter of 2010 was $1,119 per ounce compared to average annual realized prices of $1,041 per ounce in 2009 and $903 per ounce in 2008.  Low ore grades in the third quarter of 2010 resulted in lower gold production compared to the prior seven quarters.

Exploration activities at Aurizon’s newly optioned properties together with continued exploration and feasibility work at Joanna have resulted in increased costs totalling $5.5 million in the third quarter of 2010.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations.  The fourth quarters of 2009 and 2008 had large derivative losses of $5.1 million and $5.8 million, respectively, while the second quarter of 2009 had a derivative gain of $12.9 million. The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

OUTSTANDING SHARE DATA

As of November 1, 2010, Aurizon had 161,445,982 common shares issued and outstanding.  In addition, 7,870,475 incentive stock options, representing 4.87% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $4.19 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	September 30,	December 31,
	2010	2009
Issued	161,363,482	159,008,607
Diluted	169,316,457	166,957,707
Weighted average	160,518,482	156,265,947

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 14 -

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD. Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8

For further information, contact David P. Hall, President & Chief Executive Officer or

Ian S. Walton, Executive Vice-President & Chief Financial Officer,

 at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;

Web Site: www.aurizon.com          Email: info@aurizon.com

Or

Renmark Financial Communications Inc.

1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 15 -

Aurizon Mines Ltd.

Balance Sheets (Unaudited)

As at

(expressed in thousands of Canadian Dollars)	Note	September 30 2010	December 31 2009
ASSETS
Current assets
Cash and cash equivalents		$ 130,933	$ 113,098
Marketable securities		933	-
Accounts receivable and prepaid expenses		5,072	4,825
Tax credits receivable		1,790	2,587
Advances	2	1,376	-
Derivative instrument assets	5a	104	5,274
Inventories		9,970	11,897
		150,178	137,681
Non-current assets
Other assets	3	17,218	14,551
Property, plant and equipment		49,531	53,691
Mineral properties	4	118,854	117,370
TOTAL ASSETS		$ 335,781	$ 323,293

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 17,501	$ 16,451
Derivative instrument liabilities	5a	-	13,885
Current portion of long-term obligations	6a	753	652
Current provincial resource taxes payable		-	3,752
Current portion of future income tax liabilities		411	1,275
		18,665	36,015
Non-current liabilities
Long-term obligations	6	-	705
Asset retirement obligations		22,592	21,816
Future income and resource tax liabilities		35,439	29,120
TOTAL LIABILITIES		76,696	87,656

SHAREHOLDERS’ EQUITY
Share capital
Common shares issued –161,363,482 (2009 – 159,008,607)	7	259,302	247,365
Contributed surplus		1,022	979
Stock based compensation	7	11,286	10,178
Deficit		(12,958)	(22,885)
Accumulated other comprehensive income		433	-
TOTAL SHAREHOLDERS’ EQUITY		259,085	235,637
TOTAL EQUITY AND LIABILITIES		$ 335,781	$ 323,293

The attached notes form an integral part of these financial statements.

Signed on behalf of the Board,

Andre Falzon,	Richard Faucher,
Director, Chairman of the Audit Committee	Director, Audit Committee Member

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 16 -

Aurizon Mines Ltd.

Statements of Earnings (Unaudited)

		Three months ended September 30		Nine months ended September 30
(expressed in thousands of Canadian Dollars, except per share data)	Note	2010	2009	2010	2009

Revenue
Mining operations		$ 39,882	$ 45,549	$ 130,184	$ 133,585

Expenses
Operating		19,470	18,989	59,727	55,739
Depreciation, depletion and accretion		8,104	10,147	26,115	27,940
Administrative and general		2,905	2,250	11,518	7,665
Exploration		5,471	729	10,271	2,699
Derivative losses (gains)	5a	(158)	667	4,317	(10,030)
Interest on long-term debt		-	159	-	542
Foreign exchange (gain) loss		(539)	(427)	(1,557)	2,388
Capital taxes		69	270	(418)	668
Other income	8	(271)	(151)	(565)	(605)
		35,051	32,633	109,408	87,006
Earnings for the period before income tax		4,831	12,916	20,776	46,579
Current income and resource taxes	9	(2,160)	(2,101)	(5,394)	(6,518)
Future income and resource taxes	9	(240)	(2,604)	(5,455)	(13,217)
NET EARNINGS FOR THE PERIOD		$ 2,431	$ 8,211	$ 9,927	$ 26,844
Weighted average number of common shares outstanding (thousands)		160,518	158,863	159,724	155,358
Earnings per share - Basic and diluted		$ 0.02	$ 0.05	$ 0.06	$ 0.17

Aurizon Mines Ltd.

Statements of Comprehensive Income (Unaudited)

	Three months ended September 30		Nine months ended September 30
(expressed in thousands of Canadian Dollars, except per share data)	2010	2009	2010	2009

Net earnings for the period	$ 2,431	$ 8,211	$ 9,927	$ 26,844

Other comprehensive income
Unrealized gains on available-for-sale marketable securities	578	-	433	-
COMPREHENSIVE INCOME FOR THE PERIOD	$ 3,009	$ 8,211	$ 10,360	$ 26,844

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 17 -

Aurizon Mines Ltd.

Statements of Shareholders’ Equity (Unaudited)

	Three months ended September 30		Nine months ended September 30
(expressed in thousands of Canadian Dollars)	2010	2009	2010	2009

Share capital
Balance at beginning of period	$ 250,443	$ 246,530	$ 247,365	$ 194,647
Share issuances for cash	6,186	358	8,318	50,705
Estimated fair value of share options exercised	2,673	160	3,619	1,496
Mineral properties payments	-	-	-	200
Balance at end of period	259,302	247,048	259,302	247,048

Contributed surplus
Balance at beginning of period	979	872	979	872
Forfeitures of vested share options	43	107	43	107
Balance at end of period	1,022	979	1,022	979

Stock based compensation
Balance at beginning of period	13,198	9,242	10,178	9,013
Stock based compensation	804	516	4,770	2,081
Forfeitures of vested share options, transferred to contributed surplus	(43)	(107)	(43)	(107)
Share options exercised, transferred to share capital	(2,673)	(160)	(3,619)	(1,496)
Balance at end of period	11,286	9,491	11,286	9,491

Deficit
Balance at beginning of period	(15,389)	(40,958)	(22,885)	(59,591)
Net earnings for the period	2,431	8,211	9,927	26,844
Balance at end of period	(12,958)	(32,747)	(12,958)	(32,747)

Accumulated other comprehensive income (loss)
Balance at beginning of period	(145)	-	-	-
Unrealized gain on available-for-sale marketable securities	578	-	433	-
Balance at end of period	433	-	433	-
TOTAL SHAREHOLDERS’ EQUITY	$ 259,085	$ 224,771	$ 259,085	$ 224,771

The attached notes form an integral part of these financial statements.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 18 -

Aurizon Mines Ltd.

Statements of Cash Flow (Unaudited)

		Three months ended September 30		Nine months ended September 30
(expressed in thousands of Canadian Dollars)	Note	2010	2009	2010	2009

Operating activities
Net earnings for the period		$ 2,431	$ 8,211	$ 9,927	$ 26,844
Adjustment for non-cash items:
Depreciation, depletion and accretion		8,104	10,147	26,115	27,940
Refundable tax credits		(1,043)	(127)	(1,985)	(472)
Non refundable tax credits		(653)	-	(1,237)	-
Stock based compensation		804	516	4,770	2,081
Unrealized derivative gains		(4,185)	(715)	(8,715)	(13,658)
Future income taxes		240	2,604	5,455	13,217
Capital taxes		69	270	179	811
Other		168	-	273	34
		5,935	20,906	34,782	56,797
Decrease (increase) in non-cash working capital items	10	(264)	(3,339)	(3,434)	3,043
Non refundable taxes		1,430	-	1,430	-
Net cash provided by operating activities		7,101	17,567	32,778	59,840

Investing activities
Property, plant and equipment		(1,773)	(1,751)	(4,838)	(9,473)
Mineral properties		(4,886)	(6,571)	(17,262)	(19,489)
Restricted cash proceeds		-	30,208	-	21,225
Derivative instruments		-	(2,620)	-	(2,620)
Refundable tax credits		-	3,298	-	3,298
Purchase of marketable securities		-	-	(500)	-
Net cash provided by (used in) investing activities		(6,659)	22,564	(22,600)	(7,059)

Financing activities
Issuance of shares		6,186	358	8,318	50,705
Long-term obligations		(21)	(20,951)	(661)	(29,818)
Net cash provided by (used in) financing activities		6,165	(20,593)	7,657	20,887
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,607	19,538	17,835	73,668
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		124,326	88,467	113,098	34,337
CASH AND CASH EQUIVALENTS – END OF PERIOD		$ 130,933	$ 108,005	$ 130,933	$ 108,005

The attached notes form an integral part of these financial statements.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 19 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

1.

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2009.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown.  Reference to US$ is to United States dollars.

2.

ADVANCES

In accordance with the property option agreements entered into during the year (Note 4), the Company advances funds to its counterparts for the undertaking of exploration programs on the properties.  The advances are drawn down and expensed as the exploration work progresses.  As at September 30, 2010, advances totalling $1.4 million are expected to be expensed within the next twelve months (2009 –  $ nil).

3.

OTHER ASSETS

	September 30 2010	December 31 2009

Non-refundable tax credits receivable	$ 14,461	$ 13,438
Refundable tax credits receivable	1,985	-
Workers compensation premiums	160	501
Reclamation deposits	612	612
Total non-current other assets	$ 17,218	$ 14,551

a)   Non refundable tax credits

As at September 30, 2010, the Company has accrued a net total of $14.5 million (December 31, 2009: $13.4 million) in respect of non refundable tax credits, which may be used to reduce future capital and income taxes.

b)   Refundable tax credits

The Company has accrued refundable tax credits on eligible exploration expenditures totalling $2.0 million for the first three quarters of 2010, which are expected to be received in the fourth quarter of 2011.  Refundable tax credits totalling $0.7 million accrued for the year ended December 31, 2009, are expected to be received in the fourth quarter of 2010 and are reflected in Tax credits receivable in the current assets section of the balance sheet.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 20 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

4.

MINERAL PROPERTIES

a)

Fayolle Property

In May 2010, the Company entered into an option and joint venture agreement with Typhoon Exploration Inc., (“Typhoon”) whereby Aurizon can earn a 50% interest in Typhoon’s Fayolle property comprising 39 claims covering 1,373 hectares in the Abitibi region of Quebec.  The 50% interest, subject to an underlying 2% net smelter royalty, can be earned by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent over the next two years.  The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project.  During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2 million.  The first two subscriptions totalling $1 million are firm commitments and are required in order for the Company to earn the initial 50% interest. The first subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 shares at a unit price of $0.82 per share.

b)

Rex South Property

In May 2010, the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”), under which the Company would be entitled to earn an initial 50% in Azimut’s Rex South Property situated in northern Quebec and comprising 1,274 claims covering a surface area of 555 square kilometres.  The 50% interest would be earned by making an initial cash payment of $150,000 on signing and making further cash payments for an aggregate of $580,000 over the next four years.  Minimum work expenditures totalling $1 million during the first year and further expenditures for an aggregate of $5 million over the next five years are required to earn the initial 50% interest.  An additional 15% interest can be earned by: making additional cash payments of $70,000 per year over five years for an aggregate of $350,000, incurring a minimum of $700,000 of work expenditures per year over a five year period for an aggregate of $3.5 million, and delivering a bankable feasibility study.

c)

Marban Property

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation ("Niogold") with respect to the Marban property, located in the Malartic gold camp in the Abitibi region, Quebec.  Pursuant to the agreement, Aurizon can earn a 50% interest in the Marban property, subject to underlying royalties, by:  incurring expenditures of $20 million over three years, of which $5 million is a firm commitment to be spent in the first year; completing an updated NI 43-101 compliant mineral resource estimate; making a resource payment equal to the sum of $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the measured and indicated resource categories plus $20 (or $30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the inferred resource category, based on the updated resource estimate. Aurizon can earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study.  Moreover, Aurizon can earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.  Niogold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 21 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

4.

MINERAL PROPERTIES (continued)

d)

Opinaca Property

In September 2010, Aurizon entered into an agreement with Azimut Exploration Inc. ("Azimut") and Everton Resources Inc. ("Everton"), whereby Aurizon can acquire up to an undivided 60% ownership interest in the Opinaca property located in the James Bay area, 350 kilometres north of Matagami, Quebec. The Opinaca property is owned by Azimut and Everton as to an undivided 50% interest each, and comprises 649 mining claims, covering 33,849 hectares.  Aurizon can earn a 50% interest in the project by making cash payments totalling $0.6 million and incurring expenditures of $6 million over four years, including 5,000 metres of drilling by the second anniversary. After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 10%, for a total interest of 60%, by making cash payments totalling $0.3 million over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study on or before the fourth anniversary. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable in Aurizon common shares (50% to Azimut, 50% to Everton), subject to regulatory approval.

e)

Wildcat Property

In September 2010, Aurizon entered into an agreement with Everton Resources Inc., ("Everton"), whereby Aurizon can acquire up to a 65% interest in Everton's Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec. The Wildcat property is 100% owned by Everton and comprises 411 mining claims, covering 21,476 hectares.  Aurizon can earn a 50% interest in the project by incurring expenditures of $3.25 million over four years, including 3,000 metres of drilling within two years.  Aurizon will also subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.  After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totalling $300,000 over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable to Everton in Aurizon common shares, subject to regulatory approval.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 22 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

5.           COMMITMENTS

a)

Derivative positions

The Company’s derivative positions at September 30, 2010 were as follows:

Total
Canadian – U.S. dollars
Forward sales contracts* – ’000 US$	$ 5,000
Average exchange rate Cad/US$	1.05
* all derivative contracts expire in 2010

In September 2010, the Company delivered into the final gold call options required by the debt facility to fund the construction of the Casa Berardi mine.  As at September 30, 2010, the net unrealized mark-to-market liability of the gold derivative positions was nil (2009: $9.8 million), and the currency derivative positions had a net unrealized mark-to-market asset value of $0.1 million (2009: $0.7 million), for a total unrealized net derivative asset of $0.1 million (2009: net derivative liability of $8.6 million).  The spot Cad/US$ exchange rate was 1.03 as at September 30, 2010.

The net derivative positions as at September 30, 2010 are reflected in the balance sheets as follows:

	September 30, 2010			Dec 31, 2009
	Current Assets	Current Liabilities	Total Assets	Total Assets/(Liabilities)

Gold call options purchased	-	-	-	$ 4,228
Gold call options sold	-	-	-	(13,885)
Currency contracts	$ 104	-	$ 104	1,046
Totals – as at September 30, 2010	$ 104	-	$ 104	($ 8,611)

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 23 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

5.           COMMITMENTS (Continued)

b)    Contractual obligations

The Company’s significant contractual obligations as at September 30, 2010 are as follows:

(all figures undiscounted)	Note	Total	Due in less than 1 Year	Due 1 – 3 Years	Due 3 – 5 Years	Due in more than 5 Years

Capital leases	6a	$ 4	$ 4	-	-	-
Reimbursable government assistance	6b	773	773	-	-	-
Environmental and reclamation		30,509	284	-		$ 30,225
Mineral properties commitments		7,380	7,380	-	-	-
Share subscription commitments		750	750	-	-	-
Equipment purchases		1,900	1,900	-	-	-
Hydro Quebec – distribution line		655	328	327	-	-
Head office operating lease		1,082	197	506	379	-
Total contractual obligations		$ 43,053	$ 11,616	$ 833	$ 379	$ 30,225

6.

LONG-TERM OBLIGATIONS

a)    Long-term obligations

	September 30 2010	December 31 2009

Capital lease obligation	$ 4	$ 66
Reimbursable government assistance	749	1,291
	753	1,357
Less current portions:
Capital lease obligation	(4)	(66)
Reimbursable government assistance	(749)	(586)
	(753)	(652)
Long-term obligations	$ -	$ 705

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 24 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

7.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares (thousands)	Amount

Balance as at December 31, 2009	159,008	$ 247,365
Exercise of stock options	151	422
Fair value of stock options exercised	-	189
Balance as at March 31, 2010	159,159	$ 247,976
Exercise of stock options	527	1,709
Fair value of stock options exercised	-	758
Balance as at June 30, 2010	159,686	$250,443
Exercise of stock options	1,677	6,186
Fair value of stock options exercised	-	2,673
Balance as at September 30, 2010	161,363	$259,302

c)

Incentive Stock Options

i)

During the month of January 2010, incentive stock options were granted to officers, directors, and employees to purchase up to 2,052,500 shares at an exercise price of $4.84 per share.  The fair value of the options granted was estimated at $2.16 per share on the date of the grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	66.17%
Risk-free interest rate	1.77%
Expected lives	3.0 Years
Dividend yield	Nil
Expected forfeiture rate	2.5%

Accordingly, the Company recorded a stock based compensation expense of $2.1 million in the first quarter of 2010, relating to the options that vested immediately.  A further stock based compensation expense of $2.2 million will be charged to earnings over the three year vesting period of these options.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 25 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

7.

SHARE CAPITAL (Continued)

c)

Incentive Stock Options (continued)

ii)

During the month of May 2010, incentive stock options were granted to an officer to purchase up to 270,000 shares at an exercise price of $5.55 per share.  The fair value of the options granted was estimated at $2.59 per share on the date of the grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	59.21%
Risk-free interest rate	2.55%
Expected lives	3.9 Years
Dividend yield	Nil
Expected forfeiture rate	2.5%

The Company recorded a stock based compensation expense of $0.2 million in the second quarter of 2010, relating to the options that vested immediately.  A further stock based compensation expense of $0.5 million will be charged to earnings over the three year vesting period of these options.

iii) During the month of August 2010, incentive stock options were granted to employees to purchase up to 87,500 shares at an exercise price of $6.06 per share.  The fair value of the options granted was estimated at $2.70 per share on the date of the grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	64.3%
Risk-free interest rate	1.73%
Expected lives	3.1 Years
Dividend yield	Nil
Expected forfeiture rate	2.2%

The Company recorded a stock based compensation expense of $57 thousand in the third quarter of 2010, relating to the options that vested immediately.  A further stock based compensation expense of $0.2 million will be charged to earnings over the three year vesting period of these options.

In addition to the stock based compensation charges totalling $2.4 million relating to options granted during the nine months ended September 30, 2010 that vested immediately, additional stock based compensation charges totalling $2.4 million relating to the vesting period accruals for all unexpired option grants have been charged to operations. The total aggregate stock based compensation charge for the nine months ended September 30, 2010, is $4.8 million (2009 - $2.1 million).

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 26 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

7.

SHARE CAPITAL (Continued)

iv) The status of incentive stock options granted to officers, directors and employees as at September 30, 2010 and the changes during the period ending on that date are presented below:

	Options (thousands)	Weighted-average exercise price
Outstanding at December 31, 2009	7,949	$3.75
Granted	2,053	$4.84
Exercised	(151)	$2.80
Outstanding at March 31, 2010	9,851	$3.99
Granted	270	$5.55
Exercised	(527)	$3.25
Cancelled / expired	(35)	$4.07
Outstanding at June 30, 2010	9,559	$4.07
Granted	87	$6.06
Exercised	(1,678)	$3.69
Cancelled / expired	(15)	$4.27
Outstanding at September 30, 2010	7,953	$4.18
Vested and exercisable at September 30, 2010	5,369	$4.05

As at September 30, 2010, there are 3.3 million stock options available for granting (Dec 31, 2009 – 3.2 million) in accordance with the provisions in the Company’s stock option plan.

8.

OTHER INCOME

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Royalty income	$ 89	$ 85	$ 235	$ 223
Loss on disposal of property, plant and equipment	(8)	-	(72)	(34)
Interest income	190	66	402	416
Other income	$ 271	$ 151	$ 565	$ 605

AURIZON MINES LTD. THIRD QUARTER REPORT SEPTEMBER 30, 2010 - Page 27 -

Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2010 and 2009

9.

CURRENT AND FUTURE RESOURCE AND INCOME TAXES EXPENSE

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Current federal income taxes	($ 1,430)	$ -	($ 1,430)	$ -
Current provincial resources taxes	(730)	(2,101)	(3,964)	(6,518)
Current income and resource taxes	($ 2,160)	($ 2,101)	($ 5,394)	($ 6,518)

Future provincial resource taxes	($ 315)	$ 189	($ 795)	($ 963)
Future income tax recovery (expense)	75	(2,793)	(4,660)	(12,254)
Future income and resource taxes	($ 240)	($ 2,604)	($ 5,455)	($ 13,217)

10.

CASH FLOW INFORMATION

Analysis of change in non-cash working capital items

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash (used in) provided by working capital items:
Accounts receivable and prepaid expenses	($ 1,182)	($ 812)	($ 1,783)	($ 336)
Gold inventory	112	611	1,590	4
Supplies inventory	-	(173)	(241)	(437)
Non-refundable tax credits	-	-	(296)	391
Current provincial resource taxes payable	(565)	(20)	(3,752)	1,745
Accounts payable and accrued liabilities	1,371	(2,945)	1,048	1,676
Decrease (increase) in non-cash working capital items	($ 264)	($ 3,339)	($ 3,434)	$ 3,043